November 27, 2006


Securities and Exchange Commission
Washington, D.C. 20549
Attn: Linda Cvrkel, Branch Chief


Re: Hangman Productions, Inc.
    Form 10-KSB for the year ended December 31, 2005
    Filed February 22, 2006
    File No. 000-50892

Dear Ms. Cvrkel:

     The following is in response to the comments received November 20, 2006, related to the Company's filing on Form 10-KSB for the year ended December 31, 2005, on Form 10-QSB for the period ended June 30, 2006, and on Form 10-QSB for the period ended September 30, 2006. Items #1 through #3 correspond to questions #1 through #3 in your letter.

     1. The Company issued 750,000 shares of common stock to two of the Company's officers for forgiveness of $37,500 in accrued salaries. The Company determined the value of the shares based upon the price that the Company offered shares in its most recent offering completed in January, 2004, of $.05 per share.

     At the time the Company issued the shares, the Company believed the fair value of the shares was best represented by the Company's most recent offering price of $.05 per share. As you noted in your letter, the more recent quote on the OTC Bulletin Board quoted shares at $.35 per share. Although a quotation was listed for the Company's common stock, the market for the stock was thinly traded and the depth of the bid was for a limited number of shares. The Company believed that a bid price of $.35 per share for 500 shares, was not an accurate representation of the true fair value for a substantially larger number of shares.

     2. Future filings will be revised to disclose the non-cash item under supplemental cash flow information.

     3. Future filings will be revised to classify the amounts representing the increase (decrease) in loan from shareholder on a gross basis to financing activities.

The Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any other questions or concerns please contact me at your convenience.


Sincerely,

/S/ JAMES DOOLIN
James Doolin
President, Hangman Productions, Inc.